UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-33508

Commission File Number

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

EDGIO, INC.

(Full Name of Registrant)

Limelight Networks, Inc.

(Former Name if Applicable)

11811 North Tatum Blvd., Suite 3031

(Address of Principal Executive Office (Street and Number))

Phoenix, AZ 85028

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR,  or the transition report or portion thereof, could not be filed within the prescribed time period.

Edgio, Inc. (the “Company” or “Edgio”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended March 31, 2023 (the “Form 10-Q”) by the May 10, 2023 filing date applicable to an accelerated filer for the reasons discussed in this Form 12b-25.

As previously disclosed, on March 8, 2023, management and the Audit Committee of the Board of Directors (the “Audit Committee”) of Edgio determined that the Company’s previously issued financial statements in its Annual Reports on Form 10-K for the years ended December 31, 2021 and 2020, as well as the previously filed Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2022 and 2021, June 30, 2022 and 2021 and September 30, 2022 and 2021 (collectively, the “Prior Period Financial Statements”), should be restated and no longer be relied upon due to an error in accounting for sales of Edgio’s Open Edge solution (the “Impacted Open Edge transactions”). The Company plans to restate the Prior Period Financial Statements (collectively, the “Restated Prior Period Financial Statements”). The Company’s review of the Prior Period Financial Statements, including the determination of all required adjustments thereto, and the preparation of the restatements thereof, is ongoing.

The Company is working diligently to complete and file the Form 10-Q as soon as practicable. However, given the time and focus dedicated to the Company’s review and restatement of the Prior Period Financial Statements, the Company is necessarily delayed in its reporting and review process for the quarter ended March 31, 2023. As a result, the Company does not expect to complete the preparation and filing of the Form 10-Q on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Stephen Cumming	(602)	850-5000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

As of the date of this Form 12b-25, the Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2022.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently anticipates that the primary effects to the Restated Prior Period Financial Statements from this restatement will be a reduction to revenue of up to approximately $23.0 million for the nine-month period ended September 30, 2022, up to approximately $16.7 million for the twelve-month period ended December 31, 2021 and up to approximately $6.6 million for the twelve month period ended December 31, 2020, with a corresponding costs of sales reduction and impact to depreciation expenses and income taxes, as well as other adjustments. This represents a reduction in revenue of 5.8% on a consolidated pro-forma basis for the nine-month period ended September 30, 2022, and a reduction in previously reported revenue of 7.7% in 2021 and 2.9% in 2020. Due to the complexities associated with accounting for the Impacted Open Edge transactions, the Company has not yet finalized the Restated Prior Period Financial Statements. The foregoing figures are preliminary, unaudited, and subject to change in connection with the completion of the audit, and are prepared in accordance with U.S. generally accepted accounting principles.

Cautionary Note on Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this Form 12b-25 are forward-looking statements, including statements regarding the Company’s ongoing review and restatement work with respect to the Prior Period Financial Statements; the Company’s expectation regarding the timing of the filing with the SEC of the Annual Report on Form 10-K; and the Company’s expectation with respect to the expected preliminary revenues and other estimated results of operations for the affected periods discussed in this Form 12b-25. Such forward looking statements may be identified by, among other things, the use of forward-looking terminology such as “believe,” “expect,” “may,” “could,” “would,” “plan,” “intend,” “estimate,” “predict,” “potential,” “continue,” “should” or “anticipate” or the negative thereof or other variations thereon or comparable terminology.

Forward-looking statements are based on beliefs and assumptions by management and the Board of Directors of the Company (the “Board”), and on information currently available to the Board and management. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential consequences of the matters discussed in this Form 12b-25 include, but are not limited to: the risk that additional information may arise prior to the filing of the Restated Prior Period Financial Statements; the risk that the Company may determine to include additional adjustments as it finalizes the Restated Prior Period Financial Statements, the financial statements for the fiscal year ended December 31, 2022, and the financial statements for the three months ended March 31, 2023; the risk that the Company could reach a different determination regarding the revised accounting treatment for the Impacted Open Edge Transactions upon completion of its evaluation of such transactions; the risk that the timing and ultimate conclusions of the auditors regarding the audit of the Company’s financial statements could differ from the Company’s current expectations; the risk that the completion and filing of the Company’s Quarterly Report on Form 10-Q will take longer than expected and will not be completed by the extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended; the possibility that The Nasdaq Stock Market may delist the Company’s securities; the possibility that the Company will not be able to become current in its filings with the SEC; the risk of investigations or actions by governmental authorities or regulators and the consequences thereof, including the imposition of civil or criminal penalties; and the risk that the Company may become subject to stockholder lawsuits or claims. It is very difficult to predict the effect of known factors, and the Company cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the SEC on February 17, 2022 and the Company’s subsequent reports filed with the SEC.

All forward-looking statements in this Form 12b-25 are based on information available to the Company as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

EDGIO, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2023	By:	/s/ Stephen Cumming
		Name:	Stephen Cumming
		Title:	Chief Financial Officer